UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$698,009,518	$76,152.84

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,058,657 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $75.25 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share. The foregoing share figures have been provided by Collectors Universe and are as of December 10, 2020, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership, for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), at a price of $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Collectors Universe, Inc., a Delaware corporation. Collectors Universe’s principal executive offices are located at 1610 E. Saint Andrew Place, Santa Ana, California, 92705. Collectors Universe’s main telephone number is (949) 567-1234.

(b) This Schedule TO relates to the Shares. Collectors Universe has advised Parent that, as of the close of business on December 10, 2020, 9,058,657 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Tender Offer—Price Range of Shares; Dividends” and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe,” “The Tender Offer—The Merger Agreement” and “The Tender Offer—Purpose of the Offer; Plans for Collectors Universe” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Tender Offer—Purpose of the Offer; Plans for Collectors Universe” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Price Range of Shares; Dividends,” “The Tender Offer—Source and Amount of Funds,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe,” “The Tender Offer—The Merger Agreement,” “The Tender Offer—Purpose of the Offer; Plans for Collectors Universe,” “The Tender Offer—Certain Effects of the Offer” and “The Tender Offer—Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Source and Amount of Funds” and “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Source and Amount of Funds,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe,” “The Tender Offer—Merger Agreement” and “The Tender Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(b) None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer—Acceptance for Payment and Payment for Shares,” “The Tender Offer—Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—Withdrawal Rights,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe,” “The Tender Offer—The Merger Agreement” and “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe,” “The Tender Offer—The Merger Agreement” and “The Tender Offer—Purpose of the Offer; Plans for Collectors Universe” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer—The Merger Agreement,” “The Tender Offer—Conditions of the Offer” and “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2020

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

CARDS PARENT LP By: Cards Parent GP LLC its General Partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 17, 2020.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(g)	Not applicable.

(h)	Not applicable.